EXHIBIT 99.1
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ABITIBI-CONSOLIDATED INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
APRIL 22, 2004


$31 MILLION LOSS IN FIRST QUARTER OF 2004

Abitibi-Consolidated reported a loss of $31 million, or 7 cents a share, in the first quarter ended March 31, 2004 compared to net earnings of $180 million, or 41 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Sales were $1,355 million in the first quarter of 2004, compared to $1,352 million in the first quarter of 2003. The operating loss from continuing operations was $17 million in the first quarter of 2004, compared to $36 million for the first quarter of 2003.

The $19 million improvement in operating results from continuing operations in the first quarter of 2004 is mainly due to higher U.S. dollar selling prices and lower cost of goods sold in the three business segments of the Company. These factors were partially offset by the impact of the stronger Canadian dollar and additional closure costs of $7 million related to the previously announced indefinite idling of the Lufkin, Texas and Port-Alfred, Quebec mills.

In the first quarter, the Canadian dollar was an average of 15% stronger against the U.S. dollar compared to the first quarter of 2003. The Company estimates this unfavourable impact to be approximately $69 million on its operating results compared to the same period last year.

The Company recorded in the quarter an after-tax loss of $35 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to an after-tax gain of $239 million in the same quarter of 2003. Results in the first quarter of 2004 also included an after-tax gain of $70 million on the sale of the Company's remaining interest in SFK Pulp General Partnership (SFK GP).

Financial expenses decreased by $9 million compared to the first quarter of 2003, primarily because of lower interest rates and the impact of a stronger Canadian dollar.

Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).


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Table 1: Impact of Specific Items
                                                      In millions of dollars
                                                     (except per share amounts)
                                                     -------------------------
                                                            First quarter
                                                     -------------------------
                                                            2004          2003
                                                     -----------   -----------
Net earnings (loss) as reported                             ($31)         $180
   (In accordance with GAAP)
    $ per share                                            (0.07)         0.41

Specific items (after taxes):
                                                               35         (239)
  Loss (gain) on translation of foreign currencies

  Gain on sale of the Saint-Felicien pulp mill               (73)           --

  Closure costs                                                 4           --

  Income tax adjustments                                       --          (32)

                                                         ----------------------
Loss excluding specific items                               ($65)         ($91)
   (Not in accordance with GAAP)
    $ per share                                            (0.15)        (0.21)



As the above table indicates, at the end of the first quarter of 2004, the Company recorded an after-tax loss on translation of foreign currencies of $35 million mainly from the weaker period-ending Canadian currency compared to the U.S. dollar in which most of its long-term debt is denominated. Also in the first quarter of 2004, the Company recorded an after-tax gain of $70 million from the sale of the remaining 25% of the Saint-Felicien, Quebec pulp mill and recognized an after-tax favourable adjustment of $3 million related to the initial Saint-Felicien transaction. As well in the first quarter, the Company recorded additional closure costs of $4 million after-tax, related to the previously announced indefinite idling of the Lufkin and Port-Alfred mills.

During the first quarter of 2003, the Company recorded an after-tax gain on translation of foreign currencies of $239 million. Also in the first quarter of 2003, the Company settled favourably certain tax litigation that had not been provided for in previous reporting periods in an amount of $32 million.


OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended March 31, was as follows:


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Table 2: Operating Profit (Loss) from Continuing Operations

                                                In millions of dollars
                                                ----------------------
                                                      First quarter
                                                -----------------------
                                                      2004         2003
                                                ----------    ---------
Newsprint                                               $0         ($19)
Value-added Groundwood  Papers                         (16)           3
Wood Products                                           (1)         (20)
                                                ----------    ---------
                                                      ($17)        ($36)


In the first quarter of 2004, Newsprint and Value-added Groundwood Papers operating results were negatively impacted by additional closure costs of $3 million and $4 million, respectively.

NEWSPRINT

According to the Pulp and Paper Products Council (PPPC), consumption by U.S. daily newspapers was down 0.8% in the first quarter of 2004, compared to the same period in 2003. Advertising linage was up 2.6% in February and 3.3% in March 2004, compared to the same periods of 2003.

North American overall demand for newsprint increased by 1.1% in the first quarter of 2004, compared to the same period in 2003, due to increased inventory levels for all users. Total U.S. consumption was down by 2.6% in the first quarter of 2004, compared to the first quarter of 2003, as other users, namely commercial printers, continued to favour other grades of paper as pricing differences between newsprint and value-added grades continued to diminish.

According to the PPPC, at the end of the first quarter of 2004, total producer and customer newsprint inventories were higher by 135,000 tonnes, or 9.6%, compared to the previous quarter and higher by 28,000 tonnes, or 1.9%, compared to the end of the first quarter of 2003. U.S. daily newspaper inventories increased from 38 days of supply at the end of the first quarter of 2003 to 43 days of supply at the end of the first quarter of 2004. At the end of the first quarter of 2004, the Company's inventories destined for both international markets and North American customers remained at low levels compared to the end of 2003.

The Company's newsprint shipments in the first quarter of 2004 were 1,140,000 tonnes compared to 1,116,000 tonnes in the first quarter of 2003. Except for the previously announced indefinitely idled mills and holiday season shutdowns, the Company did not take any other market-related downtime in the first quarter of 2004. Despite higher U.S. dollar selling prices, Canadian dollar realization for newsprint in the first quarter of 2004 was $12 per tonne lower than the corresponding period of 2003.


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During the first quarter, the Company implemented US$50 per tonne price increases in the U.S. and in key international markets including Latin America, Asia and the Middle East. Such price increases were the main element in the Company's average Canadian dollar realization which increased by $22 per tonne compared to the fourth quarter of 2003.

The Company expects newsprint consumption to grow in line with stronger economic growth in North America. Consumption is expected to be flat in the first half of the year, with an approximate 2% gain in the second half. The key risk factors to a consumption recovery relate to the strength of the U.S. economy, specifically with respect to job creation, and consequently in help wanted advertising, as well as continued general strengthening in advertising expenditures. Management expects 2004 consumption in Europe to be flat or slightly up. The main risk factor remains the extent of an economic recovery in continental Europe, particularly in Germany. The Company believes that capacity reductions in North America should lead to more balanced supply/demand conditions on this continent, while conditions in Europe should remain under pressure due to recent capacity increases.

On a per tonne basis, the Company's cost of goods sold in the first quarter of 2004 was $23 lower than in the same quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company's U.S. mills.

VALUE-ADDED GROUNDWOOD PAPERS

According to the PPPC, North American demand for uncoated groundwood papers increased 6.1% in the first two months of 2004 compared to the same period of 2003. This increase was due to growth in a number of individual grades, with SCA alone contributing significantly. Demand for this grade increased by 12.8% in the first two months of 2004.

The Company's shipments of value-added paper grades totalled 437,000 tonnes in the first quarter of 2004, compared to 434,000 tonnes in the first quarter of 2003. The Company's uncoated freesheet substitute grades, ABIOFFSETTM, continue to be successful with sales increasing 6.5% in the first quarter of 2004 compared to the first quarter of 2003. The Company is on track to increase capacity in these grades this year through its Alma, Quebec paper mill investment. Despite slightly higher U.S. dollar selling prices, Canadian dollar realization for value-added paper grades in the first quarter of 2004 was lower than the corresponding period of 2003.

During the first quarter of 2004, the Company announced price increases of US$45 per short ton effective April 1, 2004 for its ABICALTM, US$40 per short ton effective March 1, 2004 for its ABIBRITETM and US$60 per short ton effective April 1, 2004 for its ABIOFFSETTM grades.


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The Company expects uncoated groundwood demand to continue to grow in 2004 along with an improved economy. Uncoated groundwood grades are expected to benefit from improvement in advertising markets and continued grade substitution. Industry forecasters are predicting demand growth for 2004 to be approximately three to four percent.

Regarding supply, a recent reduction in uncoated groundwood capacity should lead to more supply/demand balance in North America. Imports from Europe continue to be a significant risk factor, but recent growth may be tempered by the weak U.S. dollar and any improvement in European markets.

On a per tonne basis, the Company's cost of goods sold in the first quarter of 2004 was $32 lower than in the first quarter of 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003.

WOOD PRODUCTS

U.S. housing starts increased by 15% from an annual rate of 1.742 million units during March of 2003 to 2.007 million units during March of 2004. High housing starts in March were a reflection of the low interest rate environment and a recovering U.S. economy. During the first quarter of 2004, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased between 17% for 2x4 Stud and 41% for 2x4 Random Length compared to the same period last year.

Sales volume in the first quarter of 2004 totalled 488 million board feet (MBf) compared to 453 MBf for the same period in 2003. Average selling prices in Canadian dollars for the first quarter of 2004 were 8% higher than in the same quarter in 2003 as a result of higher U.S. dollar lumber prices, partly offset by a stronger Canadian dollar.

With respect to the ongoing softwood lumber dispute, on March 22, 2004 a World Trade Organization panel issued its final report on injury, finding fault with the U.S. International Trade Commission's original threat of injury determination. The U.S. Department of Commerce (USDOC) issued a revised determination on October 15, 2003 which, once the appeal process is concluded, will lower the Company's AD deposit rate from 12.44% to 11.85%. The North American Free Trade Agreement (NAFTA) panel subsequently upheld challenges by several other companies to their recalculated rates. On April 14, 2004, the USDOC issued a further revised determination confirming the Company's revised rate of 11.85%. This revised rate will likely take effect in the second quarter of 2004, provided there are no further NAFTA challenges in the AD case. On January 13, 2004, the USDOC, following the NAFTA panel order dated August 13, 2003, released its revised countervailing duty rate of 13.23% compared to the current rate of 18.79%. If this revised rate is confirmed by the NAFTA panel, it would only take effect in the second quarter of 2004 upon completion of the appeal mechanism. Abitibi-Consolidated has expensed $23 million for countervailing and anti-dumping duties during the first quarter of 2004.


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On a per thousand board feet basis, the Company's cost of goods sold in the first quarter of 2004 was $12 lower than in the first quarter of 2003. This was mainly due to higher wood chips revenue, which is accounted for as a reduction in manufacturing costs, and better operating efficiency.


OTHER NOTEWORTHY EVENTS

On April 15, 2004, Boise Cascade Corporation (Boise) and its joint-venture partners announced that they have reached an agreement with Ainsworth Lumber Co. Ltd. for its purchase of Voyageur Panel for US$193 million, plus as much as US$10 million based on oriented strand board (OSB) prices between closing and year-end. Voyageur Panel is a joint venture involving Boise (47%), Abitibi-Consolidated (21%), Northwestern Mutual Life Insurance Company (17%) and Allstate Insurance Company (15%). The transaction is expected to close in the second quarter of 2004.

On February 27, 2004, Abitibi-Consolidated sold its remaining 25% interest in SFK GP for gross proceeds of $118.5 million. Net proceeds of $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result, Abitibi-Consolidated no longer has an interest in SFK GP.

On January 22, 2004, the Communications, Energy and Paperworkers Union of Canada
(CEP) selected Abitibi-Consolidated as the pattern-setting employer in the upcoming negotiations in Eastern Canada for a new collective agreement. Significant progress has been realized since the start of the negotiation. This collective agreement covering approximately 4,800 workers in 12 mills of the Company's newsprint and value-added divisions will expire on April 30, 2004. Local issues and contract language are completed in eleven of the twelve operating units covered by the 2004 negotiation and should be completed in the coming weeks. Thereafter, negotiation on major issues such as the duration of the collective agreement, wages, benefits, pension plan and job security will start at the national level.

On January 15, 2004, the Company announced that its Quebec-West Woodlands Division has received certification under the Sustainable Forest Management
(SFM) Standard of the Canadian Standards Association (CSA). This registration will certify 1.6 million hectares of public forestlands in Quebec.


DIVIDENDS

On January 28, 2004, the Company's Board of Directors declared a dividend of $0.025 per share paid on March 2, 2004 to shareholders of record as at February 6, 2004.


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FINANCIAL POSITION AND LIQUIDITY

Cash used by continuing operating activities totalled $97 million for the first quarter ended March 31, 2004, compared to $154 million in the corresponding period of 2003. The reduction in cash flows used for operating activities is mainly due to a lower increase in operating working capital components. The increase in operating working capital is mainly due to accounts payable partly offset by an increase in accounts receivable, and improvement in operating results from continuing operations.

Capital expenditures were $69 million for the three-month period ended March 31, 2004 compared to $42 million in the corresponding period last year mainly due to higher spending for the Alma project. This $181 million project is on schedule for a start-up in May ramping up to EQUAL OFFSET(R) in the second half of 2004. While on schedule, the project cost is now expected to be approximately $10 to $15 million higher than the original budget. The modernization of Abitibi-Consolidated's hydroelectric generating facilities at Iroquois Falls, Ontario is progressing both on budget and on schedule for completion in November 2004. The Hebei project in China to build a new machine is progressing both on budget and on schedule. The paper machine building is under construction and major equipments has been ordered.

Total long-term debt amounted to $5,124 million for a ratio of net debt to total capitalization of 0.624, as at March 31, 2004, compared to $4,958 million or a net debt to total capitalization ratio of 0.618 at December 31, 2003. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

On February 20, 2004, Moody's lowered its rating of the Company's debt instrument from Ba1 with a stable outlook to Ba2 with a negative outlook. On March 4, 2004, Standard & Poor's also lowered its rating from BB+ with a negative outlook to BB with a negative outlook. The Company does not expect a significant increase in its interest expense as a result of these rating changes.

In February 2004, in order to increase its financial flexibility on its revolving credit facilities and manage its liquidity prudently, the Company requested and obtained from its banking syndicate an amendment to its covenant regarding interest coverage, which was reset to 1.0x for the first and second quarters of 2004, compared to 1.25x before, as shown in Table 3. The required interest coverage ratio is essentially EBITDA to net interest charges on a trailing twelve-month basis. The net funded debt to capitalization covenant remained unchanged.


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Table 3: Covenants

Debt to Equity Ratio:
  Net Funded Debt to Total Capitalization                  70% or lower

Interest Coverage Ratio (on a trailing twelve-month basis):

        1.00x or more                   For the first quarter of 2004
        1.00x or more                   For the second quarter of 2004
        1.25x or more                   For the third quarter of 2004
        1.25x or more                   For the fourth quarter of 2004
        1.50x or more                   Until June 30, 2005 (Maturity)

For the twelve-month period ended March 31, 2004, the Company achieved an interest coverage ratio of 1.29x and met its covenant before amendment.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at March 31, 2004 was $461 million compared to $504 million at December 31, 2003.


CHANGES IN ACCOUNTING POLICIES ADOPTED DURING THE FIRST QUARTER OF 2004

Effective January 1, 2004, the Company adopted two new recommendations that have a significant impact on the presentation of its consolidated financial statements. These recommendations were adopted retroactively with restatement.

The new CICA Handbook section 1100, Generally Accepted Accounting Principles, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, Financial Statement Concepts. The application of the new standard eliminates the notion of "net sales" and requires the presentation of sales separate from distribution costs and CVD/AD expenses, resulting in higher sales amounts with no impact on net earnings and on cash flows.

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, with the intrinsic value method being no longer acceptable. The impact on the Company's Sales, General and Administrative expenses is $1 million in the first quarter of 2004 and $1 million in the first quarter of 2003.


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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended March 31, 2004, the Company did not make any significant changes in nor take any significant corrective actions regarding its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related Consolidated Financial Statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger acquisitions other business combinations or divestitures that may be announced or completed after such statements are made.



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